FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2007

Commission file number…001-31819

GOLD RESERVE INC.

Address of Principal Executive Offices: .........................................................926 West Sprague Avenue
                                                                                               Suite 200
                                                                                               Spokane, Washington 99201

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F. Form 20-F __ Form 40-F X.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934: Yes  __  No X .

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-
2(b):

Filed with this Form 6-K is the following, which is incorporated herein by reference:

99.1 News Release
September 19, 2007

GOLD RESERVE INC. RETAINS RUBENSTEIN INVESTOR RELATIONS

Certain statements included herein, including those that express management's expectations or estimates of our future performance or concerning the Brisas Project or the Choco 5 exploration project, constitute
"forward-looking statements" within the meaning of the United States Private Securities Litigation Reform
Act of 1995. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual financial results, performance, or achievements of Gold Reserve Inc. to be materially different from our estimated future results, performance, or achievements expressed or implied by those forward-
looking statements. Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, concentration of operations and assets in
Venezuela; corruption and uncertain legal enforcement; requests for improper payments; regulatory, political and economic risks associated with Venezuelan operations (including changes in previously established legal regimes, rules or processes); the ability to obtain or maintain the necessary permits or additional funding for the development of the Brisas Project; in the event any key findings or assumptions previously determined by us or our experts in conjunction with our 2005 bankable feasibility study (as updated or modified from time to time) significantly differ or change as a result of actual results in our expected construction and production at the Brisas Project (including capital and operating cost estimates);
risk that actual mineral reserves may vary considerably from estimates presently made; impact of currency, metal prices and metal production volatility; fluctuations in energy prices; changes in proposed development plans (including technology used); our dependence upon the abilities and continued
participation of certain key employees; and risks normally incident to the operation and development of mining properties. This list is not exhaustive of the factors that may affect any of the Company's forward-
looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                           GOLD RESERVE INC.
                                                                                                                   (Registrant)

                                                                                                   By: s/ Robert A. McGuinness
                                                                                                              Vice President – Finance & CFO
                                                                                                              September 19, 2007

Exhibit Index

The following is filed as an exhibit to this Form 6-K:

Exhibit
Number                                                                                                                 Description
99.1 News Release

Exhibit 99.1

Contact: Tim Clemensen Rubenstein Investor Relations 212-843-9337 tclemensen@rubensteinir.com

NR-07-16

FOR IMMEDIATE RELEASE

GOLD RESERVE INC. RETAINS RUBENSTEIN INVESTOR RELATIONS

Spokane, WA, September 19, 2007- Gold Reserve Inc., (TSX: GRZ; AMEX: GRZ) announced that it has retained New York based Rubenstein Investor Relations (RIR) to help raise awareness within the investment community of the Company’s gold and copper projects located in southeastern Venezuela. The Company is developing the Brisas project in the “Kilometer 88” Mining District as well as the Choco 5 property located in the “El Callao” region, where the Company has recently commenced a drilling program.

Doug Belanger, President of Gold Reserve stated, “We look forward to working with Rubenstein Investor Relations. They have a proven track record of aligning companies with the appropriate financial audiences. Their guidance is important to the Company and its shareholders at this important stage in our growth.”

“We are excited about our engagement with Gold Reserve,” said Richard Rubenstein, President of Rubenstein Investor Relations. “The Company’s experienced and dedicated employees have been diligently working to develop Brisas and Choco 5 in mineral-rich southeastern Venezuela. We are eager to communicate these efforts to the market place and expand Gold Reserve’s profile within the financial community.”

About Gold Reserve Inc.

Gold Reserve Inc. is a Canadian company developing the Brisas gold copper project in southeastern Venezuela. Brisas has NI-43-101 reserves of 485 million tonnes of ore grading 0.67 grams per tonne gold and 0.13% copper containing 10.4 million ounces of gold and 1.3 billion pounds of copper (using a revenue cutoff grade of US $3.04 per tonne and a gold price of US $400 and a copper price of US $1.15 per pound). The mine plan anticipates using conventional truck and shovel mining methods with the processing of ore at full production of 70,000 tonnes per day, yielding an average annual production of 456,000 ounces of gold and 60 million pounds of copper for a mine life of 18.5 years. Using copper as a byproduct, operating costs are expected to be US $126 per ounce (using US $1.80 copper). The Qualified Personnel for the NI 43-101 Report are Susan Poos of Marston and Marston, Inc. and Richard Addison and Richard Lambert of Pincock, Allen and Holt, all registered professional engineers.

About Rubenstein Investor Relations

Rubenstein Investor Relations is staffed by Wall Street professionals offering traditional Investor Relations programs specializing in positioning small and micro-cap companies into the proper financial community of investors. The company focuses on facilitating and developing strong and lasting investment banking relationships, building institutional support, and improving clients’ overall investor relations strategies.

Certain statements included herein, including those that express management's expectations or estimates of our future performance concerning the Brisas Project or the Choco 5 Exploration Project, constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual financial results, performance, or achievements of Gold Reserve Inc. to be materially different from our estimated future results, performance, or achievements expressed or implied by those forward-looking statements. Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, concentration of operations and assets in Venezuela; corruption and uncertain legal enforcement; requests for improper payments; regulatory, political and economic risks associated with Venezuelan operations (including changes in previously established legal regimes, rules or processes); the ability to obtain or maintain the necessary permits or additional funding for the development of the Brisas Project; in the event any key findings or assumptions previously determined by us or our experts in conjunction with our 2005 bankable feasibility study (as updated or modified from time to time) significantly differ or change as a result of actual results in our expected construction and production at the Brisas Project (including capital and operating cost estimates); risk that actual mineral reserves may vary considerably from estimates presently made; impact of currency, metal prices and metal production volatility; fluctuations in energy prices; changes in proposed development plans (including technology used); our dependence upon the abilities and continued participation of certain key employees; and risks normally incident to the operation and development of mining properties. This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.